SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM CONCLUDES THE ACQUISITION OF
IPIRANGA PETROQUÍMICA’S SHARES

São Paulo, July 2, 2007 - Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, hereby announces the conclusion of the acquisition of 7.61% of Ipiranga Petroquímica (IPQ) total capital. The deal was concluded through an agreement to acquire the shares from the minority shareholders of IPQ, through its subsidiary EDSP67 Participações S.A., which is wholly owned by Ipiranga Química.

With the execution of this agreement, the totality of IPQ’s shares is now controlled by Braskem, and a request may now be filed with the Brazilian Securities and Exchange Commission (CVM) for the delisting of the company’s shares, with no need to hold a public share offering for the transfer of control.

The shares were acquired for R$ 118 million, an amount included in the total investment already announced for the acquisition of the petrochemical businesses of the Ipiranga Group. About the transaction, Carlos Fadigas, CFO and Investor Relations Officer, commented, “This deal represents one more step in the consolidation of the acquisition of the Ipiranga Group petrochemical assets, divulged on March 19, 2007”.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of more than 10 million tons of petrochemical and chemical products.

For further information, please access our IR website at www.braskem.com.br/ir or contact our Investor Relations Team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (55 11) 3443 9178	Phone: (55 11) 3443 9744	Phone: (55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.